June 11, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE: PAVANA POWER CORPORATION Registration Statement on Form S-1, as Amended File No. 333-177499 RE: Withdrawal of Request for Accelerated Effectiveness of Registration

Ladies and Gentlemen:

We hereby withdraw our June 8, 2012 Request for Accelerated Effectiveness of Registration for the Registration Statement referred to above, which was placed with our Edgar filing agent before we received your email with comments on our Second Amendment of the S-1.

We apologize for any confusion, and will be responding to your latest comments with a letter and a further Amendment as soon as possible.

Very truly yours, PAVANA POWER CORPORATION By: /s/ Gregory Sheller Name: Gregory Sheller Title: Chief Executive Officer